Exhibit (a)(1)(vi)

News Release

Westmoreland Coal Company and Westmoreland Resource Partners, LP Announce

Tender Offer to Purchase Common Units of Westmoreland Resource Partners, LP for

$0.01 per Common Unit in Cash

Englewood, CO—February 13, 2019—Westmoreland Coal Company (“Westmoreland”) (OTCMKTS: WLBAQ) and Westmoreland Resource Partners, LP (“WMLP” and, together with Westmoreland, the “Company”) (OTCMKTS: WMLPQ) today announced that Westmoreland’s wholly owned subsidiary, Westmoreland Coal Company Asset Corporation, has commenced a tender offer to purchase all of the publicly held common units (“Common Units”) of WMLP not currently owned by Westmoreland or its affiliates for $0.01 per Common Unit in cash, without interest, less any applicable withholding taxes.

Westmoreland currently owns all of the general partner interest in WMLP and holds equity securities that are convertible into Common Units in an amount that would constitute an approximately 94.4% beneficial limited partner interest in WMLP on an as converted basis. The tender offer will expire on March 13, 2019, unless the offer is extended in accordance with its terms.

The Company believes that this transaction should be carefully considered by the holders of WMLP Common Units (in consultation with their tax advisors) as it is possible this transaction may help Common Unit holders avoid or reduce substantial cancellation of debt income within the meaning of Section 61(a)(12) of the Internal Revenue Code of 1986, as amended, that could result from the resolution of WMLP’s bankruptcy process.

There can be no assurance that the tender offer will be completed. The tender offer is conditioned upon, among other things, approval from the United States Bankruptcy Court for the Southern District of Texas.

The tender offer is not subject to a financing condition. Westmoreland expects to pay the offer consideration from cash on hand.

Tenders of Common Units must be made prior to the expiration of the offer and tenders may be withdrawn at any time prior to the expiration of the offer or, if not previously accepted for payment, after April 11, 2019.

The offer to purchase, letter of transmittal and related documents will be mailed to unitholders of record of WMLP and will also be made available for distribution to beneficial owners of WMLP Common Units.

The transfer agent, depositary, information and solicitation agent for the offer is Broadridge Corporate Issuer Solutions, Inc. Unitholders who have questions about the terms of the offer should contact Broadridge Corporate Issuer Solutions, Inc. at (855) 793-5068 (toll free). Unitholders who wish to request additional copies of the offer to purchase and the letter of transmittal should contact Broadridge Corporate Issuer Solutions, Inc. at its address and telephone number set forth below.

Broadridge Corporate Issuer Solutions, Inc.

Attn: BCIS Re-Organization Dept.

P.O. Box 1317

Brentwood, NY 11717-0693

Call Toll-Free (855) 793-5068

Important Information

This press release is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell securities. The solicitation of tenders of WMLP Common Units will be made only pursuant to the offer to purchase and related materials that Westmoreland will be mailing to holders of WMLP Common Units. The tender offer is not being made to unitholders in any jurisdiction in which the making or acceptance thereof would not be in compliance with the blue sky or other laws of such jurisdiction. In any jurisdiction in which the blue sky or other laws require the tender offer to be made by a licensed broker or dealer, the tender offer will be deemed to be made on behalf of Westmoreland by one or more registered brokers or dealers that are licensed under the laws of such jurisdiction. Unitholders should read the offer to purchase and related materials carefully and in their entirety because they contain important information, including the various terms and conditions of the offer. Unitholders can obtain copies of the offer to purchase, letter of transmittal and related materials filed by Westmoreland as part of the statement on Schedule TO with the U.S. Securities Exchange Commission (the “SEC”) on February 13, 2019 through the SEC’s website at www.sec.gov without charge. Unitholders may also obtain copies of the offer to purchase and related materials, when and as filed with the SEC, without charge from Westmoreland or by written or oral request directed to Broadridge Corporate Issuer Solutions, Inc. at (855) 793-5068.

About Westmoreland Coal Company

Westmoreland Coal Company is the oldest independent coal company in the United States. Westmoreland’s coal operations include surface coal mines in the United States and Canada, underground coal mines in Ohio and New Mexico, a char production facility, and a 50% interest in an activated carbon plant. Westmoreland also owns the general partner of and a majority interest in Westmoreland Resource Partners, LP, a publicly-traded coal master limited partnership. For more information, visit www.westmoreland.com.

About Westmoreland Resource Partners, LP

Westmoreland Resource Partners, LP is a low-cost producer of high-value thermal coal. It markets its coal primarily to large electric utilities with coal-fired, base-load scrubbed power plants under long-term coal sales contracts. For more information about Westmoreland Resource Partners, LP, please visit www.westmorelandmlp.com.

For additional information contact:

Brian Schaffer

bschaffer@prosek.com

(646) 503-5971

Or

Kristin Cole

kcole@prosek.com

(310) 652-1411

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